

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 15, 2017

Chandramouli Srinivasan
Chief Executive Officer
Mobodexter, Inc.
10400 NE 4th Street
Bellevue, WA 98004

      Re: Mobodexter, Inc.
              Offering Statement on Form 1-A
              Post-qualification Amendment No. 1-A
              Filed August 29, 2017
              File No. 024-10670

Dear Mr. Srinivasan:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements for the period ending December 31, 2016

Balance Sheet, page 41

1.   Explain why the amounts presented in the audited financial statements do not agree to the amounts included in your Form 1-A/A filed on March 29, 2017. This applies to the 2016 and 2015 financial statements. If amounts were restated, revise your footnotes to provide disclosures outlined in ASC 250-10-50 for correction of an error. Please compare all of the statements and footnotes to identify any error corrections.

Financial Statements for the period ending June 30, 2017

General

2.   Revise your interim financial statements to include footnotes to address disclosures that are not included in the annual financial statements' footnotes. For example, your policy for capitalizing software development cost should be disclosed. Refer to ASC 350-40-30 or 985-20-25. Explain how you established technological feasibility for your software products, if applicable.

Balance Sheet, page 48

3.   Revise to ensure amounts proper compute to the subtotals and totals presented. For example, you present a balance for "Related Party Note" that does not appear to be included in the "Total Current Liabilities" line-item amount.

Statements of Operations, page 49

4.   Revise to ensure the statement includes proper computations. The amounts do not appear to add to the net loss presented.

5.   Confirm that revenue was earned from a third-party and that you believe that the resulting receivables outstanding are deemed collectible.

Statement of Stockholder's Deficit. Page 51

6.   Revise this statement to include a beginning balance and ensure that such balances agree to the Balance Sheet as of December 31, 2016. Additionally, ensure that the amounts and activity presented within this statement agrees to amounts presented in the Balance Sheet and Statements of Cash Flows. For example, the issuance of shares of common stock should agree to both statements. Indicate whether any of these shares of common stock sold were issued as a result of the most recent Regulation A offering that was qualified as of March 30, 2017.

Statements of Cash Flows, page 51

7.   We noted several discrepancies within this statement and noted those in the following:

•   Explain why you present an amount for "net cash flow" subtotal in addition to a "total cash flow" for both operating and financing activities.

- Describe how you determined the amount and account balances that represent "net cash used in operating activities". The amount does not appear to represent the differences when comparing the balance sheet amounts between June 30, 2017 and December 31, 2016. The nature of the significant components within this amount should be separately identified in a separate line-item.

- Reconcile the cash balances to the amounts presented in their respective balance sheet amounts. For example, the beginning cash balance does not agree to the amount of cash & cash equivalents as of December 31, 2016.

- Explain who the shares of common stock were issued to and confirm that this issuance was in exchange for cash.

- Indicate the nature of the items included in "net cash flows from financing activities". The nature of the significant components within this amount should be separately identified in a separate line-item.

- Tell us how you financed the software development cost that is capitalized on your balance sheet. Indicate why no amounts are reflected as an investing as either a use of cash or non-cash investing and financing activity.

Exhibits

8. The Subscription Agreement (Exhibit 3) should reflect the current terms of the offering. Please update and file a new Subscription Agreement to reflect the changes in this offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Andy Altahawi
       Adamson Brothers, Inc.